UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	July 31, 2009

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GWS TECHNOLOGIES, INC.
Full Name of Registrant.

Former Name if Applicable

15455 N. Greenway-Hayden Loop #C4
Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85260
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company’s management is presently involved in supervising, preparing, submitting and negotiating various proposals and submissions to utilities and planning and zoning authorities relating to the planning, zoning, proposed development and construction of solar farms. As some of these proposals and submissions have deadlines mandated by those utilities and authorities, these activities are requiring most of the Company’s present management time and have resulted in a delay in completing the Quarterly Report on Form 10-Q.  Additionally, the Company has recently changed its auditor, which has also created delays in completing the review of its quarterly financial statements. The Company will file its report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard Reincke	(480)	619-4747
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Strains on the Company’s cash flow when compared to the corresponding quarter in 2008, and the Company’s inability to acquire purchase order, accounts receivable and inventory financing during the period, have affected the Company’s ability to fulfill some of its outstanding contracts and purchase orders. Significant financing promised to the Company was not delivered, which created further problems in fulfillment of contracts and purchase orders. In response to the problems the Company has had in obtaining financing for its distribution activities, the Company has shifted its business focus to the development of solar farms and commercial retrofitting. While the Company believes these activities will ultimately become the Company’s major sources of revenues, the revenues from these activities will take longer for the Company to realize than revenues from its distribution activities.

GWS Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 14, 2009	By:	/s/ Richard Reincke
Richard Reincke President and Chief Financial Officer